Exhibit 99.2

THE FOLLOWING IS THE TEXT OF AN E-MAIL SENT BY OFFICEMAX, INC. TO ITS EMPLOYEES ON JULY 14, 2003:

                          MESSAGE FROM OFFICEMAX CEO

TO:  Entire OfficeMax Organization                DATE:  July 14, 2003

FM:  Michael Feuer, Chairman & CEO                CC:    Board of Directors

                        TWO GREAT COMPANIES TO COMBINE
   OFFICEMAX AND BOISE CASCADE CORPORATION TO BECOME NEW INDUSTRY POWERHOUSE

It is with a great deal of enthusiasm and excitement that I share with all OfficeMax associates the announcement that the Board of Directors of OfficeMax and Boise Cascade Corporation have agreed to a business combination which will create a new industry powerhouse. OfficeMax will add a key tool to our marketing arsenal in this combination with one of the world's leading contract stationers, Boise Office Solutions. With OfficeMax and Boise coming together, the new business entity will be positioned to serve all segments of the multi-billion dollar office products market - from home office to small businesses to large corporations and institutions. Combined, we will rival our nearest competitors when this transaction is completed, and we'll be poised for even further accelerated growth.

From a single store 15 years ago, OfficeMax has emerged as one of North America's leading and largest specialty retailers, serving small businesses through our retail stores, e-commerce, catalog and with our direct sales force. Boise Office Solutions serves primarily the larger corporate business segment. Melded into one, OfficeMax with Boise will equal huge benefits for our customers, associates of both companies vendor partners and our respective investors.

Accompanying this announcement is our copy of a news release explaining the proposed transaction that was released to the financial community and news media, along with a series of what we believe will be the most frequently asked questions and corresponding answers.

This business combination is subject to typical government regulatory approvals and by the shareholders of both OfficeMax and Boise. In order to keep all associates informed in a timely manner, we have also established an "OfficeMax associate-only" section on Officemax.com available through public Internet using your own home personal computer or on our internal system, @Max.

          TASK FORCE BEING CREATED TO FACILITATE BUSINESS COMBINATION

Until all of the approvals are obtained, which we anticipate will be in late fall or early winter, IT IS BUSINESS AS USUAL FOR BOTH COMPANIES AS INDEPENDENT CONCERNS. We are, however, forming a task force very shortly to begin working on a transition plan that will maximize the attributes OfficeMax and Boise bring to the new combined global organization. The beauty of this proposed transaction is that each company adds something different to the combined entity with very little overlap. This means we will create exciting new opportunities for associates at both OfficeMax and Boise and, most importantly, be able to more effectively serve our customers.

Much work must be done before the combination is completed. Today, however, with this announcement, we now all know that there are new and unique opportunities on many fronts for all of us in the months and years ahead.

On a personal note, I want you to know that I have found that the work ethic and culture of Boise is strikingly similar to OfficeMax's fierce tenacity and "can-do" attitude. Both companies are committed to win, serve their customers and build value for their shareholders while creating increased opportunities for associates. Bottom line, it doesn't get much better than this in creating a company where one plus one equals much more than two.

We'll continue to keep you informed in the days and weeks ahead as developments unfold. Our mission, today, must be - as always - to focus on serving our customers and increasing sales and profits. I know we will all be on top of our game during the upcoming exciting Back to School and fall selling season, which we expect to be a major success.

As I see it, THE BEST IS YET TO COME.

MF:km                            # # #

OfficeMax, Inc. and Boise Cascade Corporation will file with the Securities and Exchange Commission (the "SEC") a registration statement, a joint proxy statement/prospectus and other relevant documents regarding the proposed business combination transaction referred to in the foregoing information. Shareholders are urged to read the registration statement and joint proxy statement/prospectus regarding the proposed business combination, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by OfficeMax, Inc. and Boise Cascade Corporation at the SEC's website at www.sec.gov. Copies of the joint proxy statement/prospectus (when it is available) and these other documents may also be obtained, without charge, by directing a request to Michael Weisbarth at OfficeMax, Inc. at (216) 471-6698 or to Vincent Hannity at Boise Cascade Corporation at (208) 384-6390.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Investors may obtain a detailed list of names, affiliations and interests of OfficeMax, Inc. participants in the solicitation of proxies of shareholders to approve the proposed business combination from an SEC filing under Schedule 14A made by OfficeMax, Inc. prior to, or concurrently with, the filing of the preliminary joint proxy statement/prospectus with the SEC. Investors may obtain a detailed list of names, affiliations and interests of Boise Cascade Corporation participants in the solicitation of proxies of shareholders to approve the proposed business combination from an SEC filing on Form S-4 made by Boise Cascade Corporation prior to, or concurrently with, the filing of the preliminary joint proxy statement/prospectus with the SEC.